Filed Pursuant to Rule 433
Free Writing Prospectus dated January 8, 2007
Relating to Prospectus dated January 8, 2007
Registration Statement No. 333-139839

Contact:	Thomas J. Sargeant
Chief Financial Officer
AvalonBay Communities, Inc.
703-317-4635
For Immediate Release
AVALONBAY COMMUNITIES ADJUSTS 2006 EPS OUTLOOK, AFFIRMS 2006
FFO OUTLOOK AND PROVIDES INITIAL 2007 FINANCIAL OUTLOOK
Alexandria, VA (January 8, 2007) — AvalonBay Communities, Inc. (NYSE: AVB) announced today that it has adjusted its 2006 financial outlook and has announced its initial 2007 financial outlook. In the sections that follow, the Company provides information that slightly raises its outlook for full year 2006 EPS, retains and affirms its previous full year 2006 outlook for FFO per share and provides initial financial outlook for 2007.
All references to both Earnings per Share (“EPS”) and Funds from Operations (“FFO”) per share reflect fully diluted amounts. FFO is the primary supplemental measure used by the REIT industry to measure performance. All percentage changes are calculated based on the mid-point of the outlook ranges provided. Attachment A provides summary financial data related to this release and Attachment B provides definitions of capitalized terms and, where applicable, reconciliations of non-GAAP measures to comparable GAAP measures.
2006 Financial Outlook
On October 25, 2006, the Company provided its full year 2006 financial outlook. At that time, the Company estimated full year 2006 EPS would be within a range of $3.49 to $3.53. The Company now expects the range for EPS will be within a range of $3.54 to $3.58. Full year 2006 FFO per share was estimated to be within a range of $4.36 to $4.40 and the Company affirms that range at this time.
The full year financial outlook above includes non-routine items of $0.18 per share, principally gains on the sale of land, that occurred during the first nine months of the year and that were previously identified in the October 25, 2006 earnings release.
2007 Financial Outlook
The following outlook includes a planned issuance of up to four million shares of common stock in conjunction with the Company’s anticipated inclusion in the S&P 500 Index, which is expected to occur at the close of the market on Tuesday, January 9, 2007. No assurance can be provided that this offering will be completed as planned or can be completed under the terms anticipated in this financial outlook.
Earnings Expectations for 2007
The Company expects 2007 EPS within a range of $3.66 to $3.90 and 2007 FFO per share within a range of $4.68 to $4.92.

Assumptions and Estimates
The Company’s 2007 financial outlook is based on a number of assumptions and estimates, which are provided on Attachment A of this release and discussed more fully in the sections that follow.
Overall Market Environment
Positive job growth, limited new rental supply and declining home purchase activity contributed to strong apartment fundamentals in 2006. Management expects these trends to continue in 2007 but at a more moderate pace. Third party economic forecasts estimate job growth of approximately 1% during 2007.
Management expects low home affordability will persist in many of its markets in 2007, despite high levels of unsold for-sale home inventory. The percentage of net new rental supply relative to current inventory is expected to increase in the Company’s markets from 2006 levels but remain below the national average.
Property Operations
The Company expects growth in Established Communities revenue of 5.0% to 6.5%. The Company amortizes concessions granted over the term of the lease, resulting in a difference between revenue growth reported in accordance with GAAP and revenue growth reported with concessions on a cash basis.
The Company expects growth in Established Communities operating expenses of 3.5% to 5.0%, primarily attributable to property taxes, insurance, payroll and utilities.
The Company expects growth in Established Communities NOI within a range of 5.5% to 7.5%.
Development
The following table summarizes the Company’s expectations for 2007 Development Starts and Cash Disbursements for Development. Cash Disbursements reflect disbursements planned for both 2007 starts and development under construction as of year-end 2006:

Development Activity
Total
($millions)
Development Starts	$1,000 to $1,300
Cash disbursed for development	$800 to $1,000
The Company expects to purchase land held for future development totaling $100 million. Development of these land parcels is not expected to begin during 2007.
The Company expects to finance planned Development Starts and land purchases with a combination of capital sources, which could include the issuance of new equity, new debt, disposition proceeds and retained cash.

Dispositions
The Company expects reduced disposition levels in 2007 as compared to 2006. Planned sales total between $150 million to $200 million. Based on the Company’s expectations for disposition cap rates and its cost of debt, FFO per share dilution from planned asset sales in 2007 is not expected to be material.
Acquisitions
The Company expects 2007 acquisition activity, which will be conducted principally through the AvalonBay Value Added Fund, L.P. (the “Fund”), to total approximately $300 million to $350 million. This will be funded through a combination of debt incurred by the Fund and equity capital contributions by investors in the Fund. The Company holds an equity interest of approximately 15% in the Fund. At year-end 2006, the Fund had approximately $450 million of assets under management and had another asset with a gross purchase price of approximately $80 million under contract, which is expected to close in early 2007.
Capital Markets
The Company expects that in addition to the issuance of common stock in connection with the Company’s inclusion in the S&P 500 Index, it may issue up to $500 million of unsecured debt during 2007. An additional $100 million of tax-exempt bond financing may be issued for certain development activity. The Company also has $260 million of unsecured debt maturing in 2007 that will be repaid through either the newly issued unsecured debt discussed above or the Company’s credit facility.
Conference Call Information
2007 Financial Outlook Conference Call
Management will host a conference call on Monday January 8, 2007 at 11:00 AM EST. The conference call will include prepared remarks and a question and answer session regarding the Company’s outlook and related matters. To participate on the call, dial 1-800-633-8638 domestically and 1-609-450-1027 internationally, and use the pass code: 7575.
Fourth Quarter and Full Year 2006 Earnings
The Company will release its fourth quarter and full year 2006 earnings on January 31, 2007 after the market closes. The Company will hold a conference call on February 1, 2007 at 1:00 PM EST to review and answer questions about 2006 results, 2007 projections and other matters. To participate on the call, dial 1-877-510-2397 domestically and 1-706-634-5877 internationally.
Other Matters
Forward-Looking Statements
This release, including its Attachments, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the Company’s use of words such as “expects,” “plans,” “estimates,” “projects,” “intends,” “believes,” “outlook” and similar expressions that do not relate to historical matters. Actual results may differ materially from those expressed or implied by the forward-looking statements as a result of risks and uncertainties, which include the following: changes in local employment conditions, demand for apartment homes, supply of competitive housing products, and other economic conditions may result in lower than expected occupancy and/or rental rates and adversely affect the profitability of our communities; increases in costs of materials, labor or other expenses may result in communities that we develop or redevelop failing to achieve expected profitability; delays in completing development, redevelopment and/or lease-up may result in increased financing and construction costs, and may delay and/or reduce the profitability of a community; debt and/or equity financing for development, redevelopment or acquisitions of communities may not be available on favorable terms; we may be unable to obtain, or experience delays in obtaining, necessary governmental permits and authorizations; or we may abandon development or redevelopment opportunities for which we have already incurred costs.
Additional discussions of risks and uncertainties appear in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 under the headings “Risk Factors” and under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements”, as well as the Company’s Quarterly Report on Form 10-Q for subsequent quarters under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Statements.”
The Company does not undertake a duty to update forward-looking statements, including its expected operating results for full year 2007. The Company may, in its discretion, provide information in future public announcements regarding its outlook that may be of interest to the investment community. The format and extent of future outlooks may be different from the format and extent of the information contained in this release.
About AvalonBay Communities
As of December 31, 2006, AvalonBay Communities, Inc., headquartered in Alexandria, Virginia, owned or held an ownership interest in 167 apartment communities containing 48,294 apartment homes in ten states and the District of Columbia, of which 17 communities were under construction and six communities are under reconstruction. AvalonBay is in the business of developing, redeveloping, acquiring, and managing apartment communities in high barrier-to-entry markets of the United States. More information on AvalonBay may be found on AvalonBay’s Web site at http://www.avalonbay.com.
Copyright © 2007 AvalonBay Communities, Inc. All Rights Reserved
AvalonBay has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. A prospectus supplement relating to the offering will be filed with the Securities and Exchange Commission. Before you invest, you should read the prospectus in the registration statement and other documents AvalonBay has filed with the Securities and Exchange Commission for more complete information about AvalonBay and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the registration statement and prospectus and, when available, copies of the prospectus supplement relating to the offering may be obtained from J.P. Morgan Securities Inc. at 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, Attention: Chase Distribution & Support Service Northeast Statement Processing, or by calling 1-866-430-0686, or from Morgan Stanley & Co. Incorporated, c/o Prospectus Department, 180 Varick St., New York, NY 10014 or by email at prospectus@morganstanley.com

Attachment A
2007 Financial Outlook
As of January 8, 2007
(Dollars in millions, except per share data)

Annual 2007
Economic Assumptions

Expected Job Growth (1)	1.0%

LIBOR	4.9% to 5.8%

Earnings per Share	$3.66 to $3.90

Less — Net gain on asset sales, per share	$1.09 to $1.33

Plus — Real estate depreciation, per share	$2.11 to $2.35

Funds from Operations (FFO) per share (2)	$4.68 to $4.92

FFO per Share Growth at the Mid-Point of Outlook Ranges

FFO per share growth (including all non-routine items in both years)	9.6%

Established Communities (2)

Rental revenue growth	5.0% to 6.5%
Operating expense increase	3.5% to 5.0%
Net Operating Income growth (2)	5.5% to 7.5%

Total
Development Activity

Development starts (2)	$1,000 to $1,300
Cash disbursed for development (2)	$800 to $1,000
Cash disbursed for development communities started in 2007	$300 to $400
Cash disbursed for development communities started prior to 2007	$500 to $600
Number of apartment homes delivered in 2007	2,500 to 3,000

Investments in land for future development	$100

Disposition Activity

Disposition volume	$150 to $200

Financing Activity — Sources (Uses)

Debt offerings — secured and unsecured	$500 to $600
Securities maturing	($260)
Weighted average interest rate on maturing debt	6.1%
Common Equity Offering as of January 2007	$520

Capitalized Interest	$70 - $90

Expensed Overhead (Corporate G&A, Property and Investment Management)	6.0% to 7.5%

(1)	Moody’s Economy.com annual non-farm job growth forecast for 2007 for the Company’s markets is 0.9% vs. 1.0% for the U.S as of December 2006.

(2)	This term is a non-GAAP measure or other term that is described more fully on Attachment B.
This chart contains forward-looking statements. Please see the discussion regarding “Forward-Looking Statements” on the previous page.

Attachment B
This release, including its attachment, contains certain non-GAAP financial measures and other terms. The definition and calculation of these non-GAAP financial measures and other terms may differ from the definitions and methodologies used by other REITs and, accordingly, may not be comparable. The non-GAAP financial measures referred to below should not be considered an alternative to net income as an indication of our performance. In addition, these non-GAAP financial measures do not represent cash generated from operating activities in accordance with GAAP and therefore should not be considered as an alternative measure of liquidity or as indicative of cash available to fund cash needs.
FFO is determined based on a definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”). FFO is calculated by the Company as net income or loss computed in accordance with GAAP, adjusted for gains or losses on sales of previously depreciated operating communities, extraordinary gains or losses (as defined by GAAP), cumulative effect of a change in accounting principle and depreciation of real estate assets, including adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be an appropriate supplemental measure of operating performance because, by excluding gains or losses related to dispositions of previously depreciated operating communities and excluding real estate depreciation (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO can help one compare the operating performance of a company’s real estate between periods or as compared to different companies. A projection for full year 2006 FFO has been provided as all accounts have not yet been reconciled. A reconciliation of the range provided for projected FFO per share (diluted) for the full year 2006 to the range provided for projected EPS (diluted) is as follows:
Full Year 2006 FFO

	Low	High
	range	range
Projected EPS (diluted)	$3.54	$3.58
Projected depreciation (real estate related)	2.16	2.20
Projected gain on sale of operating communities	(1.34)	(1.38)

Projected FFO per share (diluted)	$4.36	$4.40

A reconciliation of the range provided for projected FFO per share (diluted) for the full year 2007 to the range provided for projected EPS (diluted) is as follows:
Full Year 2007 FFO

	Low	High
	range	range
Projected EPS (diluted)	$3.66	$3.90
Projected depreciation (real estate related)	2.11	2.35
Projected gain on sale of operating communities	(1.09)	(1.33)

Projected FFO per share (diluted)	$4.68	$4.92

NOI is defined by the Company as total property revenue less direct property operating expenses (including property taxes), and excludes corporate-level income (including management, development and other fees), corporate-level property management and other indirect operating expenses, investments and investment management, net interest expense, general and administrative expense, joint venture income, minority interest expense, depreciation expense, gain on sale of real estate assets and income from discontinued operations. The Company considers NOI to be an appropriate supplemental measure to net income of operating performance of a community or communities because it helps both investors and management to understand the core operations of a community or communities prior to the allocation of corporate-level property management overhead or general and administrative costs. This is more reflective of the operating performance of a community, and allows for an easier comparison of the operating performance of single assets or groups of assets. In addition, because prospective buyers of real estate have

Attachment B
different overhead structures, with varying marginal impact to overhead by acquiring real estate, NOI is considered by many in the real estate industry to be a useful measure for determining the value of a real estate asset or groups of assets.
Total Capital Cost includes all capitalized costs projected to be or actually incurred to develop the respective Development or Redevelopment Community, or Development Right, including land acquisition costs, construction costs, real estate taxes, capitalized interest and loan fees, permits, professional fees, allocated development overhead and other regulatory fees, all as determined in accordance with GAAP. For Redevelopment Communities, Total Capital Cost excludes costs incurred prior to the start of redevelopment when indicated. With respect to communities where development or redevelopment was completed in a prior or the current period, Total Capital Cost reflects the actual cost incurred, plus any contingency estimate made by management. Total Capital Cost for communities identified as having joint venture ownership, either during construction or upon construction completion, represents the total projected joint venture contribution amount. For joint ventures not in construction, Total Capital Cost is equal to gross real estate cost.
Established Communities are identified by the Company as communities where a comparison of operating results from the prior year to the current year is meaningful, as these communities were owned and had Stabilized Operations, as defined below, as of the beginning of the prior year. Therefore, for 2007, Established Communities are consolidated communities that have Stabilized Operations as of January 1, 2006 and are not conducting or planning to conduct substantial redevelopment activities within the current year. Established Communities do not include communities that are currently held for sale or planned for disposition during the current year.
Stabilized/Restabilized Operations is defined as the earlier of (i) attainment of 95% physical occupancy or (ii) the one-year anniversary of completion of development or redevelopment.
Development Starts and Development Completions represent the Total Capital Cost, projected through construction completion, for those communities that start or complete development in the indicated period.
Cash Disbursed for Development represents the portion of the Total Capital Cost Incurred during the indicated period with respect to all development communities, regardless of their start of completion date.